

MCG
CAPITAL
CORPORATION

May 12, 2009


09005279

40-33

__Via Overnight Courier__

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Form 40-33 – Civil Action Documents Filed on Behalf of MCG Capital Corporation
        File No. 814-00239

Ladies and Gentlemen:

On behalf of MCG Capital Corporation (the "Company"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, as amended (the "1940 Act"), is a copy of the (i) letter dated May 8, 2009 from Richards Layton & Finger to Vice Chancellor Lamb of the Delaware Court of Chancery requesting that the Court enter the attached stipulation and dismissal with prejudice in the matter of *Springbok Capital Onshore, LLC, et al. v. Steven F. Tunney, et al. and MCG Capital Corporation* (the "Matter") pursuant to Court of Chancery Rules 23.1(c) and 41(a)(1)(ii) and (ii) final granted stipulated order of dismissal with prejudice related to the Matter. The Settlement Agreement dated April 24, 2009 by and among Springbok Capital Management, LLC, Springbok Capital Onshore, LLC, Gavin Saitowitz, Soundpost Partners, LP, Jaime Lester, Lyrical Partners, L.P., Jeffrey Keswin, Robert S. Everett and Edward Gage and the Company related to the Matter was filed with the Securities and Exchange Commission (a) on April 28, 2009 as an exhibit to the Company's Current Report on Form 8-K and (b) on April 29, 2009 pursuant to Section 33 of the 1940 Act.

If you have any questions regarding this submission, please do not hesitate to call me at (703) 247-7552.

Very truly yours,

Tod K. Reichert
Senior Vice President and Corporate Secretary

Enclosures
cc: Samuel G. Rubenstein
            MCG Capital Corporation
        David E. Shapiro
            Wachtell, Lipton, Rosen & Katz



RICHARDS
LAYTON &
FINGER

Lisa A. Schmidt
302-651-7763
Schmidt@rlf.com

May 8, 2009

VIA HAND DELIVERY AND ELECTRONIC FILING

The Honorable Stephen P. Lamb
Court of Chancery
New Castle County Courthouse
500 North King Street, Suite 11400
Wilmington, DE 19801

> **Re:** **Springbok Capital Onshore, LLC, et al. v. Steven F. Tunney, et al., C.A. No. 4358-VCL**

Dear Vice Chancellor Lamb:

I write on behalf of the Plaintiffs in the above-referenced matter. As the Court will recall, this action arose as a result of Defendants' rejection of Plaintiffs' nominations for election to the board of directors of MCG Capital Corporation ("MCG"). Plaintiffs' complaint challenging the rejection of its nominees asserted direct and derivative claims. Following oral argument on Plaintiffs' motion for summary judgment, Defendants agreed to accept Plaintiffs' nominations and accordingly moved to dismiss Plaintiffs' claims in their entirety as moot. Plaintiffs now consent to that motion.

In addition, on April 28, 2009, MCG filed a Form 8-K (attached hereto as Exhibit A) with the Securities and Exchange Commission ("SEC") announcing that it had entered into a settlement agreement with Springbok Capital Management, LLC, Springbok Capital Onshore, LLC, Gavin Saitowitz, Soundpost Partners, LP, Jamie Lester, Lyrical Partners, L.P., Jeffrey Keswin, Robert S. Everett and Edward Gage (the "Springbok Group") that would resolve all litigation between the parties pending in New York and Delaware. In addition, this settlement agreement provides that MCG must reimburse the Springbok Group $550,000 in expenses in connection with the global settlement of their disputes, including the New York and Delaware actions. A copy of the settlement agreement was attached to the filings. Similarly, that same day, the Springbok Group filed with the SEC an amended Schedule 13D announcing the settlement and disclosing its terms. On April 30, 2009, MCG filed with the SEC, and will mail to its stockholders, a Definitive Proxy Statement that also discloses the terms of the settlement and the consideration exchanged by the parties. Inasmuch as the claims asserted in the complaint are moot and the terms of the settlement have been made available to all MCG stockholders, the parties respectfully request that, the Court enter the attached stipulation and dismissal with prejudice, pursuant to Court of Chancery Rules 23.1(c) and 41(a)(1)(ii).

■ ■ ■

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

RLF1-3394381-1   www.rlf.com

If Your Honor has any questions or concerns regarding the foregoing, counsel are available at the Court's convenience.

Respectfully,

Lisa A. Schmidt

Lisa A. Schmidt (#3019)

Enclosure
cc: J. Travis Laster, Esquire (by e-file, w/encl.)

EXHIBIT A

8-K 1 d8k.htm FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): April 24, 2009

MCG Capital Corporation
(Exact Name of Registrant as Specified in Charter)

Delaware	0-33377	54-1889518
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Wilson Boulevard, Suite 3000, Arlington, VA   **22209**
(Address of Principal Executive Offices)   (Zip Code)

(703) 247-7500
(Registrant's telephone number, including area code)

Not applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On April 24, 2009, Springbok Capital Management, LLC, Springbok Capital Onshore, LLC, Gavin Saitowitz, Soundpost Partners, LP, Jaime Lester, Lyrical Partners, L.P., Jeffrey Keswin, Robert S. Everett and Edward Gage (collectively, the "Springbok Group") and MCG Capital Corporation, a Delaware corporation ("MCG" or the "Company"), entered into an agreement (the "Settlement Agreement") to settle matters pertaining to the contested election of directors to the Company's Board of Directors (the "Board") at the Company's 2009 Annual Meeting of Stockholders (the "Annual Meeting").

The Company previously received a notice from the Springbok Group that the Springbok Group intended to nominate Gavin Saitowitz, Robert S. Everett and Edward Gage (the "Springbok Nominees") for election to the Board at the Annual Meeting.

Pursuant to the Settlement Agreement, the Springbok Group will withdraw the Springbok Nominees, cease its solicitation efforts in support thereof and vote its shares in support of all of the Board's director nominees and any Company proposals submitted for consideration at the Annual Meeting. In return, the Board will (i) appoint Gavin Saitowitz to the Board effective as of April 30, 2009, to serve as a Class II director, (ii) nominate Mr. Saitowitz at the Annual Meeting for re-election as a Class II director with a term expiring at the Company's 2012 Annual Meeting of Stockholders and (iii) recommend that the stockholders of the Company vote to elect Mr. Saitowitz as a director at the Annual Meeting. The Springbok Group indicated a preference for the selection of Mr. Saitowitz, and the Board has agreed to appoint him to the Board and nominate Mr. Saitowitz at the Annual Meeting for re-election as a Class II director. If Mr. Saitowitz is not elected to the Board at the Annual Meeting, the Springbok Group shall thereafter be entitled to nominate an individual to serve on the Board, subject to a determination by the Board's Nominating and Corporate Governance Committee that such individual is qualified, and the Company will promptly appoint that individual to the Board to serve until the 2012 Annual Meeting of Stockholders. The Springbok Group will not be able to nominate other directors for election at the Annual Meeting. The Company will file a definitive proxy statement with the Securities and Exchange Commission (the "SEC") that includes information regarding Mr. Saitowitz.

In connection with Mr. Saitowitz's appointment, Jeffrey M. Bucher tendered his resignation as a member of the Board. The Board will initially be comprised of nine directors and will be reduced to eight directors prior to August 31, 2009, provided that the size of the Board may be increased in connection with a merger, share exchange or other business combination in which the Company is the surviving entity and which is approved by the stockholders of the Company.

As part of the Settlement Agreement, all pending litigation between MCG and the Springbok Group will be dismissed. In addition, the parties have further agreed to standstill provisions pursuant to which, during the period extending through the date of the Company's 2010 Annual Meeting of Stockholders, the Springbok Group and its Representatives (as defined in the Settlement Agreement) will not, among other things, (i) engage in proxy solicitations in an election contest, (ii) advance stockholder proposals in connection with the election or removal of directors, (iii) seek to call a meeting of stockholders or solicit consents from stockholders or (iv) seek to obtain additional representation on the Board or remove any Board member. The standstill also restricts the Springbok Group from selling, offering or agreeing to sell, all or substantially all, directly or indirectly, through swap or hedging transactions or otherwise, any voting rights decoupled from the underlying voting securities held by the Springbok Group to any third party.

The Company has agreed to reimburse the Springbok Group in the amount of $550,000 for fees and expenses.

The foregoing description of the Settlement Agreement is not complete and is qualified in its entirety by the full text of such agreement, which is filed as an exhibit to this Current Report on Form 8-K as Exhibit 10.1 and is incorporated by reference herein. The press release announcing these matters is attached as Exhibit 99.1 hereto.

The discussion under Item 5.02(d) below is incorporated herein by reference.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b)

On April 27, 2009, Jeffrey M. Bucher tendered his resignation as a member of the Board of MCG, effective as of April 30, 2009. The resignation of Mr. Bucher is not the result of any disagreement with the Company, known to an executive officer of the Company, on any matter relating to the Company's operations, policies or practices.

(d)

On April 23, 2009, the Board, upon recommendation of the Nominating and Corporate Governance Committee of the Board, appointed Gavin Saitowitz to the Board to serve as a Class II director effective as of April 30, 2009. Mr. Saitowitz will also serve as a member of the Audit, Compensation, Nominating and Corporate Governance and Investment and Valuation Committees of the Board.

Mr. Saitowitz is a Managing Member of Springbok Capital Management, LLC, a New York-based investment management firm. Prior to co-founding Springbok Capital, from 2002 through 2004, Mr. Saitowitz served as an Investment Analyst at Highfields Capital Management LP, a Boston-based investment firm specializing in long-term capital appreciation. From 1998 to 2000, Mr. Saitowitz was an Analyst at Kohlberg Kravis Roberts & Co., a private equity firm. From 1996 to 1998, Mr. Saitowitz was an Analyst in the Investment Banking Division of Goldman, Sachs & Co. Mr. Saitowitz received a B.S. from the University of Colorado, Boulder and an M.B.A. from Harvard Business School.

Mr. Saitowitz will receive the standard compensation received by the Company's non-employee directors. These compensation arrangements are discussed in the Company's preliminary proxy statement filed with the SEC on April 9, 2009 and will also be included in the Company's definitive proxy statement related to the Annual Meeting.

On April 28, 2009, the Company also announced that the Springbok Group had signed a Settlement Agreement with the Company. In the Settlement Agreement, the Company confirms the Board's intention to (i) appoint Mr. Saitowitz as a Class II director, (ii) nominate Mr. Saitowitz at the Annual Meeting for re-election as a Class II director with a term expiring at the Company's 2012 Annual Meeting of Stockholders and (iii) recommend that the stockholders of the Company vote to elect Mr. Saitowitz as a director at the Annual Meeting. Under the terms of the Settlement Agreement, the Springbok Group has agreed to certain standstill provisions and confirms, among other items, that they will support the Board's full list of nominees at the Company's next two annual meetings and vote all shares of voting securities which they beneficially own, with respect to every other proposal submitted to the Company's stockholders at the Annual Meeting, in accordance with the Board's recommendation.

There are no transactions since the beginning of the Company's last fiscal year, or any currently proposed transaction, in which the Company was or is a participant, the amount involved exceeds $120,000, and in which Mr. Saitowitz had, or will have, a direct or indirect material interest.

The full text of the Settlement Agreement is included as Exhibit 10.1 hereto and is incorporated herein by reference. The press release announcing these matters is attached as Exhibit 99.1 hereto.

Additional Information and Where to Find It

In connection with the solicitation of proxies, MCG has filed with the SEC a preliminary proxy statement and will file a definitive proxy statement and other relevant documents concerning the proposals to be presented at the Company's 2009 Annual Meeting of Stockholders. The proxy statement contains important information about the Company and the 2009 Annual Meeting of Stockholders. In connection with its 2009 Annual Meeting of Stockholders, MCG will distribute a definitive proxy statement to stockholders. In addition, MCG files annual, quarterly and special reports, proxy and information statements and other information with the SEC. You are urged to read the proxy statement and other information when they become available because they contain important information about MCG and the proposals to be presented at the 2009 Annual Meeting of Stockholders. These documents are available free of at the SEC's web site at *www.sec.gov* or from MCG at *www.mcgcapital.com*. The contents of the websites referenced herein are not deemed to be incorporated by reference into the proxy statement.

MCG and its directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of MCG in connection with the election of directors and other matters to be proposed at MCG's 2009 Annual Meeting of Stockholders. Information regarding the interests, if any, of these directors, executive officers and specified employees will be included in the definitive proxy statement to be filed by MCG with the SEC.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit No.	Description
10.1	Settlement Agreement dated as of April 24, 2009 by and among Springbok Capital Management, LLC, Springbok Capital Onshore, LLC, Gavin Saitowitz, Soundpost Partners, LP, Jaime Lester, Lyrical Partners, L.P., Jeffrey Keswin, Edward Gage, Robert S. Everett and MCG Capital Corporation
99.1	Press Release issued by MCG Capital Corporation on April 28, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MCG CAPITAL CORPORATION

Date: April 28, 2009

By: /s/ Stephen J. Bacica
   Stephen J. Bacica
   Executive Vice President and Chief Financial Officer

EX-10.1 2 dex101.htm SETTLEMENT AGREEMENT

Exhibit 10.1

EXECUTION COPY

SETTLEMENT AGREEMENT

This Settlement Agreement, dated this 24th day of April, 2009 (this "*Agreement*"), by and among Springbok Capital Management, LLC, Springbok Capital Onshore, LLC, Gavin Saitowitz, Soundpost Partners, LP, Jaime Lester, Lyrical Partners, L.P., Jeffrey Keswin, Edward Gage, and Robert S. Everett (the foregoing individuals and entities being collectively referred to herein as the "*Springbok Group*"), and MCG Capital Corporation, a Delaware corporation (the "*Company*").

WHEREAS, the Springbok Group (i) has nominated three individuals for election (the "*Contested Election*") to the Company's Board of Directors (the "*Board*") at the 2009 annual meeting of stockholders of the Company (the "*2009 Annual Meeting*") and (ii) has taken certain actions in furtherance thereof, including, but not limited to, requesting to inspect certain of the Company's books and records pursuant to Section 220 of the Delaware General Corporation Law (such letter and related requests, the "*Demand*"); and

WHEREAS, the Company has accepted Mr. Saitowitz's and Springbok Capital Onshore, LLC's nominations of Mr. Saitowitz, Mr. Everett and Edward Gage as candidates for election to the Board; and

WHEREAS, Springbok Capital Onshore, LLC; Gavin Saitowitz; Edward Gage; and Robert S. Everett have filed an action against Steven F. Tunney, Jeffrey Bucher, Edward Civera, A. Hugh Ewing, III, Kim D. Kelly, Robert J. Merrick, Wallace B. Millner, III, Richard W. Neu, Kenneth O'Keefe, B. Hagen Saville, and MCG in the Court of Chancery of the State of Delaware on February 11, 2009, captioned Springbok Capital Onshore, LLC, et al. v. Tunney, et al., Case No. 4358-VCL (the "Delaware Action"), seeking (a) a declaratory judgment that MCG's directors had breached their fiduciary duties in adopting certain of MCG's bylaws, that those bylaws were invalid, and that Mr. Saitowitz, Mr. Gage, and Mr. Everett had been properly nominated to stand for election at the 2009 Annual Meeting, (b) injunctive relief relating thereto, and (c) costs and expenses, including attorneys' fees; and

WHEREAS, the Company has filed an action against Springbok Capital Management, LLC; Springbok Capital Onshore, LLC; Gavin Saitowitz; Soundpost Partners, LP; Jaime Lester, Lyrical Partners, LP; and Jeffrey Keswin in the United States District Court for the Southern District of New York on March 4, 2009, captioned *MCG Capital Corp. v. Springbok Capital Management, LLC, et al.*, Case No. 09-CV-2003 (the "New York Action"), which alleged that the defendants' Schedule 13D filings (the "13D Filings") were inadequate and sought injunctive relief; and

WHEREAS, the Company and the members of the Springbok Group have determined that the interests of the Company and its stockholders would be best served at this time by, among other things, avoiding the Contested Election and the substantial expense and disruption that may result therefrom.

NOW, THEREFORE, in consideration of the foregoing premises and the respective representations, warranties and agreements hereinafter set forth, and, intending to be legally bound hereby, the parties hereby agree as follows:

Section 1. Board Appointment; Board Size.

(a) The Board shall (i) appoint Gavin Saitowitz (the "*Springbok Nominee*") to the Board, effective April 30, 2009, to serve as a Class II director, (ii) nominate the Springbok Nominee at the 2009 Annual Meeting for re-election as a Class II director with a term expiring at the Company's 2012 Annual Meeting of Stockholders (the "*Vacancy Date*"), (iii) recommend that the stockholders of the Company at the 2009 Annual Meeting vote to elect the Springbok Nominee as a director, and (iv) use its reasonable best efforts (which shall include the solicitation of proxies) to ensure that the Springbok Nominee is elected at the 2009 Annual Meeting. Mr. Saitowitz will not be required to provide a description of any compensation or other material monetary agreements, arrangements or understandings, as described in Article II, Section 11 of the Company's Amended and Restated Bylaws.

(b) If the Springbok Nominee is not elected to the Board at the 2009 Annual Meeting, Springbok Capital Management, LLC, Springbok Capital Onshore, LLC, Soundpost Partners, LP, and Lyrical Partners, L.P. (the "*Springbok Consent Group*") shall thereafter be entitled to nominate an individual to serve on the Board, subject to a determination by the Board's Nominating and Corporate Governance Committee that such individual is qualified, which agreement may not be unreasonably withheld, and thereafter, the Board will promptly appoint such individual to the Board to serve until the Vacancy Date.

(c) The size of the Board shall be decreased to eight (8) members as promptly as practicable following the appointment of the Springbok Nominee but, in any event, no later than August 31, 2009. The composition of the Board shall consist of six (6) independent directors and two (2) management directors until the Vacancy Date. The aforementioned size and composition of the Board may be changed prior to the Vacancy Date, only with the express written consent of the Springbok Consent Group, which consent shall be provided in the Springbok Consent Group's sole discretion; *provided* that the size of the Board may be increased in connection with a merger, share exchange or other business combination in which the Company is the surviving entity and which is approved by the stockholders of the Company. This Section 1(c) shall terminate in its entirety upon the occurrence of a Change of Control (as defined below) of the Company.

Section 2. Contested Election; Voting; Springbok Group Schedule 13D; Proxy Statement and Demand Withdrawal; Nominee Information.

(a) The Springbok Group hereby withdraws the notice submitted to the Company on January 16, 2009 in which it nominated Robert S. Everett, Gavin Saitowitz and Edward Gage as nominees for election at the 2009 Annual Meeting, which withdrawal shall be irrevocable and effective as of the date that the Springbok Nominee is nominated and recommended by the Company for re-election as a director as described above. The Springbok Group shall promptly cease, and shall cause all of their affiliates (as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*")) ("*Affiliates*") to cease, any and all efforts with respect to the Contested Election.

(b) The Springbok Group and their Affiliates shall (i) vote all shares of the Voting Securities (as defined below) which they beneficially own (as determined by Rule 13d-3 of the Exchange Act) as of the record date in favor of, and will support, the election of each of the Company's director nominees at each meeting of stockholders of the Company to elect

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directors of the Company held on or before the Standstill Date (as defined below), (ii) vote at the 2009 Annual Meeting all shares of Voting Securities which they beneficially own as of the record date, with respect to the proposals described in the Company's preliminary proxy materials filed on April 9, 2009, which are to be submitted to the Company's stockholders at the 2009 Annual Meeting, in accordance with the Board's recommendation, and (iii) will not support or participate in any "withhold the vote" or similar campaign with respect to any meeting to elect directors of the Company held on or before the Standstill Date, and, in the event of any such campaign, will vote their shares in accordance with this paragraph.

(c) The Springbok Group shall promptly file an amendment to its Schedule 13D with respect to the Company (the "*Schedule 13D*") reporting the entry into this Agreement, amending applicable items to conform to its obligations hereunder and appending this Agreement and the Press Release (as hereinafter defined in Section 6) as exhibits thereto.

(d) The Springbok Group hereby irrevocably withdraws its Demand, and shall promptly return to the Company all materials and summaries or duplicates thereof that have been delivered to the Springbok Group or its Representatives (as defined in Section 3(c) below) prior to the date hereof in response to the Demand.

(e) The Springbok Group shall promptly provide to the Company any information reasonably requested by the Company for inclusion in any filings with the U.S. Securities and Exchange Commission.

Section 3. Additional Agreements.

(a) *Replacement Nominee.* If, on or prior to the Vacancy Date, Mr. Saitowitz becomes unable to serve as a director of the Company, the Springbok Consent Group shall be entitled to nominate an individual to serve on the Board, subject to a determination by the Board's Nominating & Corporate Governance Committee that such individual is qualified, which agreement may not be unreasonably withheld (such individual or any replacement nominee selected pursuant to Section 1(b) or Section 3(a), a "*Replacement Nominee*") and the Board shall promptly appoint such nominee to the Board to serve for the remainder of Mr. Saitowitz's term. The Replacement Nominee will not be required to provide a description of any compensation or other material monetary agreements, arrangements or understandings, as described in Article II, Section 11 of the Company's Amended and Restated Bylaws.

(b) *Committee Participation.* Subject to applicable law and the NASDAQ Global Select Market listing standards, the Board shall, effective April 30, 2009, appoint Mr. Saitowitz (or the Replacement Nominee, if applicable), at his request, to each of the Nominating and Corporate Governance, Audit, Compensation and Investment and Valuation Committees.

(c) *Standstill Agreement.* Each member of the Springbok Group will not, and will cause each of its respective Affiliates, directors, officers, employees, agents, consultants, advisors or other representatives, including legal counsel, accountants and financial advisors (collectively, "*Representatives*") not to, do any of the following, directly or indirectly, for a period commencing on the date hereof and ending on the day after the date of the 2010 Annual Meeting of Stockholders, including any adjournments or postponements thereof (the "*Standstill Date*"), unless they have obtained the prior written consent of the Board:

(i) (A) engage, or in any way participate, directly or indirectly, in any "solicitation" (as such term is defined in Rule 14a-1(l) promulgated by the SEC under the Exchange Act) of proxies or consents in any "election contest" with respect to the Company's directors (regardless of whether it involves the election or removal of directors of the Company), (B) seek to advise, encourage or influence any Person with respect to the voting of any voting securities of the Company in any "election contest" with respect to the Company's directors (regardless of whether it involves the election, removal of or withholding votes for directors of the Company), (C) initiate, propose or otherwise "solicit" (as such term is defined in Rule 14a-1(l) promulgated by the SEC under the Exchange Act) stockholders of the Company for the approval of stockholder proposals in connection with the election or removal of or withholding votes for directors of the Company, or (D) induce or attempt to induce any other Person to initiate any such shareholder proposal;

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(ii) form, join or in any way participate in a partnership, syndicate, or other group, including without limitation any "group" as defined under Section 13(d)(3) of the Exchange Act, with respect to any voting securities of the Company in connection with any "election contest" with respect to the Company's directors (regardless of whether it involves the election or removal of or withholding votes for directors of the Company), other than a "group" that only includes members who are currently identified as Reporting Persons in the Springbok Group's Schedule 13D filings (or Affiliates thereof or successors thereto) or parties to this Agreement;

(iii) seek, alone or in concert with others, (A) to call a meeting of stockholders or solicit consents from stockholders or conduct a nonbinding referendum of stockholders, (B) to obtain representation on the Board except as otherwise expressly permitted in this Agreement, (C) to effect the removal of any member of the Board (*provided* that this shall not pertain to any members of the Springbok Group who are directors of the Company), (D) to make a stockholder proposal at any meeting of the stockholders of the Company except as otherwise expressly permitted in this Agreement, or (E) to amend any provision of the Company's Restated Certificate of Incorporation or the Company's Amended and Restated Bylaws;

(iv) sell, offer or agree to sell, all or substantially all, directly or indirectly, through swap or hedging transactions or otherwise, any voting rights decoupled from the underlying Voting Securities held by the Springbok Group to any Third Party (as defined below);

(v) other than Mr. Saitowitz, the Replacement Nominee or any other member of the Springbok Group who is a director of the Company, if applicable, in their capacity as a director, effect or seek to effect (including, without limitation, by entering into any discussions, negotiations, agreements or understandings, whether or not legally enforceable, with any Person), offer or propose to effect, cause or participate in, or in any way assist or facilitate any other Person to effect or seek, offer or propose to effect or participate in, (i) any acquisition of more than ten percent (10%) of any securities, or any material assets or businesses, of the Company or any of its subsidiaries or portfolio companies, (ii) any tender offer or exchange offer, merger, acquisition, share exchange or other business combination involving more than ten percent (10%) of any of the Voting Securities or any of the material assets or businesses of the Company or any of its

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subsidiaries or portfolio companies, or (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or portfolio companies or any material portion of its or their businesses;

(vi) enter into any discussions, negotiations, agreements or understandings with any Third Party with respect to the foregoing, or advise, assist, encourage or seek to persuade any Third Party to take any action with respect to any of the foregoing, or otherwise take or cause any action inconsistent with any of the foregoing; or

(vii) request, directly or indirectly, any amendment or waiver of any provision of this Section 3(c) (including this clause (vii) by the Company or any of its Representatives).

(d) *Expenses.* Within five (5) business days following the dismissal of the Delaware Action, the Company agrees to reimburse the Springbok Group the sum of $550,000. If any party to this Agreement brings an action or other legal proceeding with respect to this Agreement against another party to this Agreement, the party that is found to have been in violation of this Agreement shall be responsible for all fees and expenses (including attorney's fees, costs and expenses). Except as otherwise provided in this clause (d), all attorneys' fees, costs and expenses incurred by each of the parties hereto will be borne by such party.

(e) *Release; Waiver.* Promptly after the execution of this Agreement, the Company shall file a voluntary dismissal with prejudice of the New York Action and shall not, nor shall any director, officer or employee of the Company, thereafter sue the Springbok Group or any member thereof, with respect to any matter relating to the Contested Election, the 2009 Annual Meeting, the Demand or the 13D Filings; and the Springbok Group shall cause Springbok Capital Onshore, LLC; Gavin Saitowitz; Edward Gage; and Robert S. Everett, to file a voluntary dismissal with prejudice of the Delaware Action and shall not, nor shall any member of the Springbok Group, thereafter sue the Company with respect to any matter relating to the Contested Election, the 2009 Annual Meeting, the Demand or the 13D Filings. On behalf of themselves and each of their respective directors, officers, managers, members, and employees, the Company and the Springbok Group hereby release and forever discharge each other, and each of their respective successors, assigns, parent and subsidiary companies, joint ventures, partnerships, owners, directors, officers, partners, principals, managers, members, employees, attorneys, consultants, financial advisors, shareholders, insurers and agents (collectively, *"Affiliated Persons"*), from all claims and demands, rights and causes of action of any kind arising out of or relating to the Contested Election, the 2009 Annual Meeting, the Demand, the 13D Filings, the contemplated proxy contest in connection with the 2009 Annual Meeting, the Delaware and New York Actions and all other actions, and/or any and all claims of any kind, whether asserted or unasserted, known or unknown, that have been, could have been, or may ever be raised in any court, tribunal or proceeding, by or against the Company or the Springbok Group or any of their respective Affiliated Persons, including without limitation any claim for attorneys fees or expenses, from the beginning of time through the date of this release. Notwithstanding anything to the contrary in this paragraph, the Company and the Springbok Group do not release any obligations or claims related to the enforcement of the terms and provisions of this Agreement.

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(f) *Termination*. Subsections (a) and (c) of this Section 3 shall terminate upon the occurrence of a Change of Control (as defined below) of the Company.

Section 4. Representations and Warranties.

(a) The members of the Springbok Group represent and warrant, each as to themselves, as follows:

(i) Each member of the Springbok Group has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(ii) This Agreement has been duly and validly authorized, executed and delivered by each member of the Springbok Group, constitutes a valid and binding obligation and agreement of each such member and is enforceable against each such member in accordance with its terms.

(iii) The members of the Springbok Group, together with their Affiliates, beneficially own, directly or indirectly, an aggregate of 7,544,600 shares of Common Stock as set forth by beneficial owner and amount on *Exhibit A* hereto and such shares of Common Stock constitute all of the Voting Securities of the Company beneficially owned by the members of the Springbok Group and their Affiliates.

(iv) Mr. Saitowitz (or the Replacement Nominee, if applicable) (A) is "independent" under the NASDAQ Stock Market, Inc. listing standards and Rule 10A-3 of the Exchange Act and (B) is not an "interested person" as defined in the Investment Company Act of 1940, as amended.

(v) The information provided with respect to Mr. Saitowitz (or the Replacement Nominee, if applicable) for inclusion in any filings by the Company with the U.S. Securities and Exchange Commission (A) shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (B) shall not contain any statement which, at the time and in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, and (C) shall not omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier filing with the U.S. Securities and Exchange Commission.

(vi) To the knowledge of the members of the Springbok Group, none of their Associates (as defined in Rule 12b-2) of the Exchange Act has been or is engaged in any efforts with respect to the Contested Election.

(b) The Company hereby represents and warrants as follows:

(i) The Company has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

- 6 -

(ii) This Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company and is enforceable against the Company in accordance with its terms.

Section 5. Specific Performance. Each of the members of the Springbok Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that such injury would not be adequately compensable in damages. It is accordingly agreed that the members of the Springbok Group, on the one hand, and the Company, on the other hand, shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof and the other party hereto will not take any action, directly or indirectly, in opposition to the party seeking relief on the grounds that any other remedy or relief is available at law or in equity, and each party further agrees to waive any requirement for the security or posting of any bond in connection with such remedy.

Section 6. Press Release and Other Public Disclosures. Immediately following the execution and delivery of this Agreement, the Company and the Springbok Group shall issue the joint press release attached hereto as *Exhibit B* (the *"Press Release"*). None of the parties hereto will make any public statements (including in any filing with the SEC or any other regulatory or governmental agency, including any stock exchange) that are inconsistent with, or otherwise contrary to, the statements in the Press Release issued pursuant to this Section 6 or the terms of this Agreement.

Section 7. Certain Definitions. As used in this Agreement, (a) the term *"Common Stock"* shall mean the common stock of the Company, par value $0.01 per share; (b) the term *"Person"* shall mean any individual, partnership, corporation, limited liability company, or other entity, group, syndicate, trust, government or agency thereof, or any other association or entity; (c) the term *"Third Party"* shall mean any person or entity that is not a party to this Agreement, a member of the Board, a director or officer of the Company, or legal counsel to any party to this Agreement; (d) the term *"Voting Securities"* shall mean the Common Stock and any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for Common Stock or other securities, whether or not subject to the passage of time or other contingencies (including any Derivative Instruments (as defined in the Company's Amended and Restated Bylaws)); (e) the term *"Change of Control"* shall mean the occurrence of any of the following: (1) any Person acquires beneficial ownership of shares of the Company having fifty percent or more of the total number of votes that may be cast for the election of directors of the Company; or (2) the Company (i) consolidates with or merges into any other corporation or any other entity merges into the Company and (ii) the holders of the Company's common stock immediately before such transaction own, directly or indirectly, less than fifty percent of the combined voting power of the outstanding voting securities of the entity resulting from such transaction; *and* (f) the term *"Business Day"* shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City are generally authorized or obligated by law or executive order to close.

Section 8. No Waiver. Any waiver by any party of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Agreement. The failure of a party to

- 7 -

insist upon strict adherence to any term of this Agreement on one or more occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

Section 9. Successors and Assigns. All the terms and provisions of this Agreement shall inure to the benefit of, and shall be enforceable by, the successors and assigns of each of the parties hereto.

Section 10. Entire Agreement; Amendments; Interpretation and Construction. This Agreement contains the entire understanding of the parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or other undertakings other than those expressly set forth in this Agreement. This Agreement may be amended only by a written instrument duly executed by the Company and the Springbok Consent Group or their respective successors or assigns. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

Section 11. Headings. The section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 12. Notices. All notices, demands and other communications to be given or delivered under, or by reason of, the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) upon sending (on the date sent if a Business Day, or if not sent on a Business Day, the first Business Day thereafter) if sent by facsimile, with electronic confirmation of sending, *provided, however,* that a copy is sent on the same day by registered mail, return receipt requested, in each case to the appropriate mailing and facsimile addresses set forth below, (c) one (1) day after being sent by a nationally recognized overnight carrier to the addresses set forth below or (d) when actually delivered if sent by any other method that results in delivery (with written confirmation of receipt):

If to the Company:

MCG Capital Corporation
1100 Wilson Boulevard
Suite 3000
Arlington, VA 22209
Attn: Tod K. Reichert, Esq.
Facsimile: 866-301-3095

- 8 -

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attn: David E. Shapiro, Esq.
Facsimile: (212) 403-2000

If to the Springbok Group (or any member thereof):

Springbok Capital Management, LLC
405 Park Avenue, 6th Floor
New York, NY 10022
Attn: Gavin Saitowitz
Facsimile: (646) 390-7982

Soundpost Partners, LP
405 Park Avenue, 6th Floor
New York, NY 10022
Attn: Jaime Lester
Facsimile: (646) 536-2734

Lyrical Partners, L.P.
405 Park Avenue, 6th Floor
New York, NY 10022
Attn: Jeffrey Keswin
Facsimile: (212) 415-6699

with a copy to:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Attn: Marc Weingarten, Esq.
Facsimile: (212) 593-5955

in each case, or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 13. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof.

Section 14. Counterparts. This Agreement may be executed in counterparts and by facsimile, each of which shall be an original, but all of which together shall constitute one and the same Agreement.

Section 15. Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such

- 9 -

provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such an occurrence, the parties shall negotiate in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

Section 16. *No Third Party Beneficiaries.* This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other person.

[Remainder of page intentionally left blank.]

- 10 -

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

MCG CAPITAL CORPORATION

By: /s/ Steven F. Tunney
Name: Steven F. Tunney
Title: President and CEO

SPRINGBOK CAPITAL MANAGEMENT, LLC

By: /s/ Gavin Saitowitz
Name: Gavin Saitowitz
Title: Managing Member

SPRINGBOK CAPITAL ONSHORE, LLC

By: /s/ Gavin Saitowitz
Name: Gavin Saitowitz
Title: Managing Member

SOUNDPOST PARTNERS, LP

By: /s/ Jaime Lester
Name: Jaime Lester
Title: Managing Member

LYRICAL PARTNERS, L.P.

By: /s/ Jeffrey Keswin
Name: Jeffrey Keswin
Title: Managing Member

/s/ Gavin Saitowitz
Name: Gavin Saitowitz

/s/ Jaime Lester
Name: Jaime Lester

/s/ Jeffrey Keswin
Name: Jeffrey Keswin

/s/ Robert S. Everett
Name: Robert S. Everett

/s/ Edward Gage
Name: Edward Gage

Exhibit A

Entity	Shares
Springbok Capital Onshore, LLC	711,551
Springbok Capital Offshore, Ltd.	323,798
Springbok Capital Investors, LP	94,414
Springbok Entities	**1,129,763**
Soundpost Capital, LP	2,386,658
Soundpost Capital Offshore, Ltd.	842,440
Soundpost Partners, LP	**3,229,098**
Lyrical Opportunity Partners II, L.P.	1,488,300
Lyrical Opportunity Partners II, Ltd.	1,706,439
Lyrical Partners, L.P.	**3,194,739**
Gavin Saitowitz	**1,000**
Total Springbok Group	**7,554,600**



MCG Capital Corporation
1100 Wilson Boulevard
Suite 3000
Arlington, VA 22209
(703) 247-7500
(703) 247-7505 (FAX)
MCGCapital.com
FOR IMMEDIATE RELEASE

PRESS RELEASE

Contact: Marshall Murphy
(703) 562-7110
MMurphy@MCGCapital.com

MCG CAPITAL AND SHAREHOLDER GROUP
ANNOUNCE SETTLEMENT AGREEMENT

ARLINGTON, Va. and NEW YORK – April 28, 2009 – MCG Capital Corporation (NASDAQ: MCGC) ("MCG" or the "Company") and a shareholder group comprised of Springbok Capital Management, LLC, Soundpost Partners, LP and Lyrical Partners, L.P. (the "Shareholder Group"), which beneficially owns approximately 9.9% of the Company's outstanding shares, today announced that they have entered into an agreement in connection with the Company's 2009 Annual Meeting of Stockholders.

Under the terms of the agreement, the Company will appoint Gavin Saitowitz, a Managing Member of Springbok Capital Management, to the Company's Board of Directors, effective April 30, 2009, and nominate him at the 2009 Annual Meeting to serve as a member of the Company's Board of Directors until the 2012 annual meeting of stockholders. The Company also intends to nominate current MCG directors, A. Hugh Ewing, III and Kenneth J. O'Keefe, at the 2009 Annual Meeting to serve as members of the Company's Board of Directors until the 2012 annual meeting of stockholders. The Company's Board of Directors will initially be comprised of nine directors and will be reduced to eight directors prior to August 31, 2009. Jeffrey M. Bucher, a current MCG director, resigned from the Board effective as of April 30, 2009. In connection with the nomination of Mr. Saitowitz, the Shareholder Group has agreed not to solicit proxies in connection with the 2009 Annual Meeting of Stockholders and to vote its shares in support of all of the Board's director nominees and the Company's proposals at the 2009 Annual Meeting of Stockholders.

As part of the settlement agreement, all pending litigation between MCG and the Shareholder Group will be dismissed. In addition, the Shareholder Group has agreed to a broad standstill extending through the date of the Company's 2010 annual meeting of stockholders.

"We are pleased that this matter has been resolved in a manner that we believe serves the best interests of the Company and all MCG stockholders," said Richard W. Neu, MCG's Chairman of the Board. "This agreement will enable MCG to avoid a costly and disruptive proxy contest during a critical time as we focus on creating stockholder value in a challenging and unprecedented environment. We will welcome Gavin Saitowitz to the Board and look forward to working together to execute our plan to create value for all MCG stockholders."

Mr. Neu added, "on behalf of MCG's Board and management team, I want to thank Jeff Bucher for his years of service as a director of MCG. We greatly appreciate his contributions and unwavering commitment to the Company."

Mr. Saitowitz said, "We are happy to have reached an amicable resolution which we believe is in the best interests of all stockholders. I look forward to working together with the MCG Board constructively towards our common objective of enhancing stockholder value."

The Company's 2009 Annual Meeting will be held on Wednesday, June 17, 2009, beginning at 11:00 a.m., Eastern Time. The record date for determining eligibility to vote at the 2009 Annual Meeting is April 23, 2009.

The complete agreement will be included as an exhibit to the Company's Current Report on Form 8-K to be filed with the Securities and Exchange Commission.

Gavin Saitowitz

Gavin Saitowitz is a Managing Member of Springbok Capital Management, LLC, a New York-based investment management firm. Prior to co-founding Springbok Capital, from 2002 through 2004, Mr. Saitowitz served as an Investment Analyst at Highfields Capital Management LP, a Boston-based investment firm specializing in long-term capital appreciation. From 1998 to 2000, Mr. Saitowitz was an Analyst at Kohlberg Kravis Roberts & Co., a private equity firm. From 1996 to 1998, Mr. Saitowitz was an Analyst in the Investment Banking Division of Goldman, Sachs & Co. Mr. Saitowitz received a B.S. from the University of Colorado, Boulder and an M.B.A. from Harvard Business School.

About Springbok Capital Management, LLC

Springbok Capital is a value-oriented investment management firm based in New York City.

About Soundpost Partners, LP

Soundpost Partners is a value-oriented investment management firm based in New York City.

About Lyrical Partners, L.P.

Lyrical Partners is an investment management firm based in New York City.

About MCG Capital Corporation

MCG Capital Corporation is a solutions-focused commercial finance company providing capital and advisory services to middle-market companies throughout the United States. Our investment objective is to achieve current income and capital gains. Our capital is generally used by our portfolio companies to finance acquisitions, recapitalizations, buyouts, organic growth and working capital. For more information, please visit www.mcgcapital.com.

Forward-looking Statements:

Statements in this press release regarding management's future expectations, beliefs, intentions, goals, strategies, plans or prospects, including statements relating to how the resolution of the matters involving the Shareholder Group serves the best interests of the Company and all MCG stockholders and MCG's ability to create stockholder value in a challenging and unprecedented environment may constitute forward-looking statements for purposes of the safe harbor protection under applicable securities laws. Forward-looking statements can be identified by terminology such as "anticipate," "believe," "could," "could increase the likelihood," "estimate," "expect," "intend," "is planned," "may," "should," "will," "will enable," "would be expected," "look forward," "may provide," "would" or similar terms, variations of such terms or the negative of those terms. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those risks, uncertainties and factors referred to in MCG's Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission under the section "Risk Factors," as well as other documents that may be filed by MCG from time to time with the Securities and Exchange Commission. As a result of such risks, uncertainties and factors, actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. MCG is providing the information in this press release as of this date and assumes no obligations to update the information included in this press release or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It:

In connection with the solicitation of proxies, MCG has filed with the SEC a preliminary proxy statement and will file a definitive proxy statement and other relevant documents concerning the proposals to be presented at the 2009 Annual Meeting of Stockholders. THE PROXY STATEMENT CONTAINS IMPORTANT INFORMATION ABOUT MCG AND THE 2009 ANNUAL MEETING OF STOCKHOLDERS. When filed, the definitive proxy statement will be available free of charge at the SEC's web site at www.sec.gov or from MCG at www.mcgcapital.com. The contents of the websites referenced herein are not deemed to be incorporated by reference into the proxy statement.

MCG and its directors, executive officers and certain employees may be deemed to be participants in the solicitation of proxies in connection with the 2009 Annual Meeting of Stockholders. Information regarding MCG directors, executive officers and specified employees will be included in the definitive proxy statement.

###

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SPRINGBOK CAPITAL ONSHORE, LLC, GAVIN SAITOWITZ, EDWARD GAGE and ROBERT S. EVERETT, individually, and GAVIN SAITOWITZ and SPRINGBOK CAPITAL ONSHORE, LLC, derivatively on behalf of MCG CAPITAL CORPORATION,	))))))))	
Plaintiffs,	))	
v.	))	C.A. No. 4358-VCL
STEVEN F. TUNNEY, JEFFREY BUCHER, EDWARD CIVERA, A. HUGH EWING, III, KIM D. KELLY, ROBERT J. MERRICK, WALLACE B. MILLNER, III, RICHARD W. NEU, KENNETH O'KEEFE, B. HAGEN SAVILLE,	))))))))	
Defendants,	))	
and MCG CAPITAL CORPORATION, a Delaware corporation,	)))	
Nominal Defendant	))	

STIPULATED ORDER OF DISMISSAL WITH PREJUDICE

WHEREAS on March 24, 2009, Defendants moved for dismissal of Plaintiffs' Complaint as moot (the "Motion");

WHEREAS on April 24, 2009, the parties to this action executed a global settlement of their disputes, which included this action and an action pending in the State of New York; and

WHEREAS Plaintiffs do not oppose the Motion and consent to the relief sought therein;

IT IS HEREBY STIPULATED AND AGREED, by and among the parties through their undersigned counsel, subject to the approval of this Court, and pursuant to the parties' Settlement Agreement, which was filed with the S.E.C. on April 28, 2009, and Court of Chancery Rules

23.1(c) and 41(a)(1)(ii), that this action be dismissed with prejudice, with fees and expenses as provided in the attached global settlement agreement.

/s/ Lisa A. Schmidt (#3019)
Gregory V. Varallo (#2242)
Daniel A. Dreisbach (#2583)
Lisa A. Schmidt (#3019)
Meredith M. Stewart (#4960)
RICHARDS, LAYTON & FINGER, P.A.
One Rodney Square, P.O. Box 551
Wilmington, DE 19899-0551
(302) 651-7700
Attorneys for Plaintiffs Springbok Capital Onshore, LLC, Gavin Saitowitz, Edward Gage, and Robert S. Everett

/s/ J. Travis Laster
J. Travis Laster (#3514)
John M. Seaman (#3868)
T. Brad Davey (#5094)
ABRAMS & LASTER LLP
20 Montchanin Road, Suite 200
Wilmington, Delaware 19807
(302) 778-1000
Attorneys for Defendants Steven F. Tunney, Jeffrey Bucher, Edward Civera, A. Hugh Ewing, III, Kim D. Kelly, Robert J. Merrick, Wallace B. Millner, III, Richard W. Neu, Kenneth O'Keefe, B. Hagen Saville and MCG Capital Corporation

OF COUNSEL:
Michael E. Swartz
Frank J. LaSalle
Schulte Roth & Zabel LLP
919 Third Ave.
New York, NY 10022

Dated: May 8, 2009

SO ORDERED this _____ day of May, 2009.

_____
Vice Chancellor Lamb



IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

SPRINGBOK CAPITAL ONSHORE, LLC, GAVIN SAITOWITZ, EDWARD GAGE and ROBERT S. EVERETT, individually, and GAVIN SAITOWITZ and SPRINGBOK CAPITAL ONSHORE, LLC, derivatively on behalf of MCG CAPITAL CORPORATION, Plaintiffs, v. STEVEN F. TUNNEY, JEFFREY BUCHER, EDWARD CIVERA, A. HUGH EWING, III, KIM D. KELLY, ROBERT J. MERRICK, WALLACE B. MILLNER, III, RICHARD W. NEU, KENNETH O'KEEFE, B. HAGEN SAVILLE, Defendants, and MCG CAPITAL CORPORATION, a Delaware corporation, Nominal Defendant	))	C.A. No. 4358-VCL

STIPULATED ORDER OF DISMISSAL WITH PREJUDICE

WHEREAS on March 24, 2009, Defendants moved for dismissal of Plaintiffs' Complaint as moot (the "Motion");

WHEREAS on April 24, 2009, the parties to this action executed a global settlement of their disputes, which included this action and an action pending in the State of New York; and

WHEREAS Plaintiffs do not oppose the Motion and consent to the relief sought therein;

IT IS HEREBY STIPULATED AND AGREED, by and among the parties through their undersigned counsel, subject to the approval of this Court, and pursuant to the parties' Settlement Agreement, which was filed with the S.E.C. on April 28, 2009, and Court of Chancery Rules

23.1(c) and 41(a)(1)(ii), that this action be dismissed with prejudice, with fees and expenses as provided in the attached global settlement agreement.

/s/ *Lisa A. Schmidt* (#3019)
Gregory V. Varallo (#2242)
Daniel A. Dreisbach (#2583)
Lisa A. Schmidt (#3019)
Meredith M. Stewart (#4960)
RICHARDS, LAYTON & FINGER, P.A.
One Rodney Square, P.O. Box 551
Wilmington, DE 19899-0551
(302) 651-7700
Attorneys for Plaintiffs Springbok Capital Onshore, LLC, Gavin Saitowitz, Edward Gage, and Robert S. Everett

/s/ *J. Travis Laster*
J. Travis Laster (#3514)
John M. Seaman (#3868)
T. Brad Davey (#5094)
ABRAMS & LASTER LLP
20 Montchanin Road, Suite 200
Wilmington, Delaware 19807
(302) 778-1000
Attorneys for Defendants Steven F. Tunney, Jeffrey Bucher, Edward Civera, A. Hugh Ewing, III, Kim D. Kelly, Robert J. Merrick, Wallace B. Millner, III, Richard W. Neu, Kenneth O'Keefe, B. Hagen Saville and MCG Capital Corporation

OF COUNSEL:
Michael E. Swartz
Frank J. LaSalle
Schulte Roth & Zabel LLP
919 Third Ave.
New York, NY 10022

Dated: May 8, 2009

SO ORDERED this _____ day of May, 2009.

_____
Vice Chancellor Lamb

Court:	DE Court of Chancery Civil Action
Judge:	Stephen P Lamb
File & Serve Transaction ID:	25098341
Current Date:	May 11, 2009
Case Number:	4358-VCL
Case Name:	CONF ORDER Springbok Capital Onshore LLC et al vs Steven F Tunney et al

/s/ **Judge Stephen P Lamb**